EXHIBIT 99.1

Liminal BioSciences to Report Third Quarter 2022 Financial Results on November 9, 2022

LAVAL, QC and CAMBRIDGE, England, Nov. 8, 2022 /CNW Telbec/ - Liminal BioSciences Inc. (Nasdaq: LMNL) ("Liminal BioSciences" or the "Company"), today announced that it plans to report its third quarter 2022 financial results after market close on November 9, 2022. Liminal will host a conference call and webcast to discuss financial results at 8:30 am (ET) on Thursday November 10, 2022.

The telephone numbers to access the conference call are 888-205-6786 and 647-484-0474, using the following passcode: 722285. An audio replay of the call will be available as of Thursday November 10, 2022 at 11:30 am (ET). The numbers to access the audio replay are 647-436-0148 and 1-888-203-1112 using the following password (7324356 #). A live audio webcast of the conference call will be available by clicking here.

About Liminal BioSciences Inc.

Liminal BioSciences is a development-stage biopharmaceutical company focused on discovering and developing distinctive novel small molecule therapeutics for inflammatory, fibrotic, and metabolic diseases using our drug discovery platform with a data-driven approach. The Company is currently developing GPR84 antagonists and OXER1 antagonists. In addition to these programs, the Company continues to explore other development opportunities to add to its pipeline.

Liminal BioSciences has active business operations in Canada and the United Kingdom.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Some of the forward-looking statements can be identified by the use of forward-looking words. Statements that are not historical in nature, including the words "anticipate," "expect," "suggest," "plan," "believe," "intend," "estimate," "target," "project," "should," "could," "would," "may," "will," "forecast" and other similar expressions are intended to identify forward-looking statements. These statements include those related to Liminal BioSciences' objectives, strategies and businesses that involve risks and uncertainties. Forward–looking information includes statements concerning, among other things: advancement of Liminal Biosciences' product candidates, including the timing of the designation of a lead product candidate for the Company's GPR84 antagonist program; the potential development of the Company's R&D programs; the timing of initiation or nature of preclinical and clinical trials and potential therapeutic areas; and our ability to build value for our shareholders and reduce costs relating to contracts associated with the previous operations of the organization. These statements are "forward-looking" because they are based on our current expectations about the markets we operate in and on various estimates and assumptions. Actual events or results may differ materially from those anticipated in these forward-looking statements if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. Among the factors that could cause actual results to differ materially from those described or projected herein include, but are not limited to, risks associated with: the Company's ability to develop, manufacture, and successfully commercialize product candidates, if ever; the impact of the COVID-19 pandemic on the Company's workforce, business operations, clinical development, regulatory activities and financial and other corporate impacts; the availability of funds and resources to pursue R&D projects, clinical development, manufacturing operations or commercialization activities; the successful and timely initiation or completion of preclinical and clinical trials; the ability to take advantage of financing opportunities or business opportunities in the pharmaceutical industry; the ability to resolve the Nasdaq listing deficiency and regain compliance with the Nasdaq Listing Rules; uncertainties associated generally with research and development, clinical trials and related regulatory reviews and approvals; and general changes in economic conditions. You will find a more detailed assessment of these risks, uncertainties and other risks that could cause actual events or results to materially differ from our current expectations in the filings and reports the Company makes with the U.S. Securities and Exchange Commission and Canadian Securities Administrators, including in the Annual Report on Form 20-F for the year ended December 31, 2021, as well as other filings and reports Liminal Biosciences' may make from time to time. Such risks may be amplified by the ongoing COVID-19 pandemic and any related impacts on Liminal BioSciences' business and the global economy. As a result, we cannot guarantee that any given forward-looking statement will materialize. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements and estimates, which speak only as of the date hereof. We assume no obligation to update any forward-looking statement contained in this press release even if new information becomes available, as a result of future events or for any other reason, unless required by applicable securities laws and regulations.

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SOURCE Liminal BioSciences Inc.

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%CIK: 0001351172

For further information: Corporate Contact, Shrinal Inamdar, Associate Director, Investor Relations and Communications, s.inamdar@liminalbiosciences.com, +1 450.781.0115; Media Contact, Kaitlin Gallagher, kgallagher@berrypr.com, +1 212.253.8881

CO: Liminal BioSciences Inc.

CNW 07:00e 08-NOV-22